June 11, 2010

Mr. Joseph McCann
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3030
Washington, DC  20549

Dear Mr. McCann:

Please find our responses to the comments received from you in your letter dated May 28, 2010 related to the Form 10-K of Ecosphere Technologies, Inc. for the year ended December 31, 2009 and the Form 10-Q of Ecosphere Technologies, Inc. for the three months ended March 31, 2010.  Our response to each comment follows your comment which has been reproduced.

Form 10-K for the Year Ended December 31, 2009

Liquidity and Capital Resources, page 20

1.           We note the discussion on page14 that you anticipate that you will need an additional $25-30 million over the next twelve months.  Please expand in future filings to further discuss your specific plan of operations over the next twelve months, including expected sources for your funding needs.  Your discussion should also address the impact to your operations if you are not successful with these funding efforts. In addition, the notes to the financial statements should discuss your viable plans to overcome the going concern matters, as required by Section 607.02 of the Financial Reporting Codification.

Registrant’s Response

We will expand our disclosure in future filings to include specific plans and expected sources of funding and will include our viable plans to overcome the conditions leading to our going concern disclosure.  In addition, we will discuss the impact to our operations if our funding efforts are unsuccessful.

Cautionary Note Regarding Forward Looking Statements, page 23

2.       We note your statement that your report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In your future filings, as applicable, please reference this statute only to the extent that you meet the eligibility requirements of this act.

Registrant’s Response

Until such time as Ecosphere is no longer a “penny stock” issuer, we will not reference the Private Securities Litigation Reform Act of 1995.

Exhibits, page 52

3.           Please file the following agreements as material contracts or tell us why you believe they are not required filings pursuant to Item 601(b) of Regulation S-K:

•	Your long-term agreements with Southwestern Energy and Newfield, which you reference on page 3 and elsewhere;
•	The paid pilot programs with other major oil companies, which you reference on page 4;
•	The license of your technology to Ecosphere Energy Services LLC, which you reference on page 3;
•	The agreement, if any, governing the assignment of your material intellectual property from Mr. McGuire, which you reference on page 10; and
•	All material related transactions with executive officers and directors, as disclosed on pages 49 to 50 and F-22 to F-28.

Registrant’s Response

The agreements that you reference in the first two bullet points are agreements we entered into in the ordinary course of business which are not required under Item 601(b)(10) of Regulation S-K.  The license agreement was filed as an exhibit to the Contribution Agreement (Exhibit 10.18) which was incorporated by reference into the Form 10-K from the Form 10-Q filed on November 16, 2009.  In future filings, we will include the license agreement as a separate exhibit.

The patent applications were assigned by our Chief Executive Officer in the ordinary course of business.  There is no agreement requiring the assignments; his fiduciary duty and good faith require it.

Based on your discussions with Brian Bernstein, Ecosphere’s legal counsel, we will include as exhibits all remunerative contracts or agreements with named executive officers and directors and all material remunerative contracts or agreements with executive officers in future filings.

Statements of Cash Flows, page F-6

4.           Please revise in future filings to begin with net income (loss) as required by ASC 280-10-55-13.

Registrant’s Response

We believe that your reference to ASC 280-10-55-13 was meant to reference ACS 230-10-55-13.  We will revise future filings to begin with net income (loss) as required by ASC 230-10-55-13.

5.   Please tell us the nature of the $6.2 million construction in process purchases included in your statements of cash flows.

Registrant’s Response

The $6.2 million consisted of the cost of component parts, labor and overhead associated with 22 water processing units manufactured by Ecosphere Technologies, Inc. to be used in the operations of Ecosphere Energy Services LLC.  Upon the completion of the manufacturing process, the equipment was sold to Ecosphere Energy Services LLC where the units were recorded in property, plant and equipment. All intercompany revenues and profits related to the transfer of the completed equipment units from Ecosphere Technologies, Inc. to Ecosphere Energy Services LLC were eliminated in consolidation.

Note 14. Commitments and Contingencies – Legal, F-46

6.           In future filings, your assessment of legal matters and contingencies on page F-46 should also address the expected impact on liquidity and results of operations.

Registrant’s Response

In future filings, our assessment of legal matters and contingencies will also address the expected impact on liquidity and results of operations.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Results of Operations – Revenues, page 20

7.           Please revise in future filings to explain the specific reasons for the significant increase in revenues for the three months ended March 31, 2010 compared to the three months ended March 31, 2009.

Registrant’s Response

We will revise future filings to include the specific reasons for significant increases in revenues.

Ecosphere acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter.  Please direct any questions concerning this letter to Michael Harris of Harris Cramer LLP at (561) 478-7077.

Sincerely yours,

/s/ Adrian Goldfarb
Adrian Goldfarb
Chief Financial Officer